Exhibit 99.21

NSERC Approves $1.2M Groundbreaking Grant to further develop

Quantum eMotion (QeM) technology led by ETS and QeM

MONTREAL, March 28th 2024 - Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) is pleased to formally announce the reception of a significant research grant awarded by the Alliance Quantum grants program, overseen by the Natural Sciences and Engineering Research Council of Canada (NSERC). This grant supports the project “Quantum random number generation for highly secure cryptography applications,” a collaborative initiative led by École de technologie supérieure (ÉTS), in partnership with QeM.

The project, under the leadership of Professor Ghyslain Gagnon from ÉTS, along with co-grantee Prof. K. Zhang and contributors such as Prof. B. Reulet of Université de Sherbrooke, is designed to pioneer in the development of quantum random number generator (QRNG) technologies. The focus of this initiative is on the creation of QRNG algorithms and hardware that are commercially scalable, aiming to enhance secure communication protocols, facilitate QRNG integration into Internet of Things (IoT) devices, and strengthen security in decentralized finance (DeFi) ecosystems, including blockchain and cryptocurrency applications.

The collaboration between ÉTS and QeM will target key technical challenges in the commercialization of QRNG technologies, particularly emphasizing the reduction of energy consumption while ensuring premier security features through quantum tunneling-based encryption methods.

Professor Ghyslain Gagnon, lead project, articulated: “This project aims at advancing knowledge in this field, with a strong focus on technology transfer with our partner QeM who will benefit from the innovations developed through this collaboration.”

Francis Bellido, Chief Executive Officer of QeM, added: “This grant allows a significant advancement in quantum technologies and their cryptographic applications. By overcoming scientific and technical challenges and harnessing the unique properties of quantum physics for secure key generation, this project is expected to substantially enhance cybersecurity measures and facilitate the broader adoption of quantum technologies across multiple industries.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

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This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.